MEMORANDUM

TO:	Kathryn Hinke, Esq. Attorney-Adviser Disclosure Review and Accounting Office U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Assistant Vice President, Legal
DATE:	October 14, 2016
SUBJECT:
Response to Comments for Initial Registration Statement filed on Form N-4 for File No: 333-212424; Jackson National Separate Account-I of Jackson National Life Insurance Company; and Initial Registration Statement filed on Form N-4 for File No. 333-212425; JNLNY Separate Account I of Jackson National Life Insurance Company of New York

This memorandum is in response to the comments you provided via telephone on October 7, 2016, for the above referenced filings. Our understanding of each of the specific oral comments is provided below, followed respectively by narrative responses (in bold).

The comments and responses apply to both registration statements referenced above, unless noted otherwise. The headings below reference the items in our September 23, 2016 letter in response to initial comments. Post-effective amendments to the above referenced registration statements will subsequently be filed in response to the comments.

1.	Comment and Response 3.b.

Please explain supplementally the basis for choosing a 7 year average expected accumulation period as opposed to, for example, a 20 year average expected accumulation period allocation period.
Response: The choice of a 7 year average expected accumulation period was based on the actuarial assumptions used in connection with the product pricing of Elite Access Advisory. Please note, the Elite Access Advisory products do not have any optional guaranteed benefits. For our products with optional living benefits, the actuarial assumption for average expected accumulation period would be more in the 20 year range. Regarding the footnote disclosure provided in our prior response, we are not opposed to changing the example to a 10 year accumulation period. The footnote will be revised to reflect a 10 year accumulation period and a maximum annual charge of $180.00 at the end of that period, as follows:

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The maximum Monthly Contract Charge will increase by $2.50 ($30 per year) on every fifth Contract Anniversary following the Issue Date. For example, if you own the Contract for 10 years, the maximum annual Monthly Contract Charge is $180 beginning on the tenth Contract Anniversary and will increase by $30 every fifth Contract Anniversary thereafter. For more information about this charge, please see "Monthly Contract Charge” under the "Contract Charges" section.”

2.	Comment and Response 5.
Please add disclosure to this section that the prospectus describes all material terms including state variations.
Response: In addition to the revised sentence from our prior response, the immediately preceding sentence will be revised. The revised sentences will read as follows:

Kathryn Hinke, Esq.
October 14, 2016

“This prospectus provides a description of all of the Contract’s material features, benefits, rights and obligations, including material state variations. Your Contract and any endorsements are a formal contractual agreement between you and the Company.”
For the New York version, the phrase "including material state variations" will be deleted.

3.	Comment and Response 14.
Please explain supplementally what the basis is for holding the death benefit for 5 years if no election is made.
Response: The death benefit provisions reflect the requirements of Section 72(s) of the Internal Revenue Code. The general requirement under Section 72(s) for death benefits prior to the annuity start date is that distribution of the entire death benefit must be made within 5 years. An exception applies if the beneficiary elects to receive life time periodic payments commencing no later than 1 year after the death of the owner. Therefore, under the Contract, if the beneficiary does not elect to take periodic payments, the entire amount must be distributed within 5 years of the owner’s death. If the beneficiary does not make a request for distribution, the death benefit will be distributed at the end of the five year period to remain in compliance with Section 72(s).
Please contact me at (517) 367- 3872 if you have any questions or require additional information.

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